March 31, 2025

Ian T. Bothwell
Interim Chief Executive Officer
Zeo ScientifiX, Inc.
3321 College Avenue, Suite 246
Davie, FL 33314

       Re: Zeo ScientifiX, Inc.
           Registration Statement on Form S-1
           Filed March 26, 2025
           File No. 333-286105
Dear Ian T. Bothwell:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Dale S. Bergman, Esq.